

1st Quarter 2019 Investor Presentation

April 23, 2019

Disclosures

CAUTIONARY STATEMENT

This investor presentation may contain forward-looking statements, as defined by federal securities laws, including statements about United and its financial outlook and business environment. These statements are based on current expectations and are provided to assist in the understanding of our operations and future financial performance. Our operations and such performance involves risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any such statements. For a discussion of some of the risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s filings with the Securities and Exchange Commission, including its 2018 Annual Report on Form 10-K under the section entitled "Forward-Looking Statements." Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

NON-GAAP MEASURES

This presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Net income – operating," "Net income available to common shareholders – operating," "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Efficiency ratio – operating," "Expenses – operating," "Tangible common equity to risk-weighted assets," and "Average tangible equity to average assets."

Management has included these non-GAAP measures because we believe they may provide useful supplemental information for evaluating our underlying performance trends. Further, management uses these measures in managing and evaluating our business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this presentation.

Who We Are -

Snapshot of United Community Banks, Inc.



Knoxville
Asheville
Raleigh
Charlotte
Chattanooga
Greenville
Blairsville
Gainesville
Columbia
Atlanta
Myrtle Beach
Macon
Charleston
Hilton Head Island
Savannah
Brunswick
United Community Bank
142 Branch locations
7 Loan Production Offices
5 Mortgage Loan Offices

1Q19 Overview	
Ticker	UCBI (NASDAQ)
Market Cap	$2.1Bn
P/EPS (2019E)	11.7x
P/TBV	177%
Assets	$12.5Bn
Loans	$8.5Bn
Deposits	$10.5Bn
CET1*	12.4%
NPAs / Assets	0.20%
ROA – GAAP	1.44%
ROA – Operating (1)	1.45%
ROCE – GAAP	11.85%
ROTCE – Operating (1)	15.46%

*1Q19 Capital Ratios are preliminary

Premier Southeast Regional Bank

- Established in 1950 and headquartered in Blairsville, GA with executive offices in Greenville, SC
  - 2,323 employees
- One of the largest regional banks in the U.S. by assets with 142 branch locations, 7 loan production offices and 5 mortgage loan offices in four states: GA, NC, SC and TN
  - Top 10 market share in GA and SC
- Metro-focused branch network with locations in fast growing areas

Market data as of April 18, 2019

1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

ucbi.com | 3

Our Goals

People	Service	Profitability
Great Place to Work for Great People	*Best-in-Class Customer Service Rating across all channels*	*Sustainable Top Quartile ROA*

We have a <u>long-term mindset</u>, building a company where <u>great people can be successful</u> and confident; they can have <u>a career, not a job.</u>

We are here to help customers live better lives by providing better service to them. We <u>listen</u>, we provide great advice and we are responsive. <u>We care, and it shows.</u>

We <u>earn our independence</u> by consistently providing top quartile returns for our owners through the cycle.

1Q19 Highlights

- GAAP diluted earnings per share of $0.55

- Operating diluted earnings per share of $0.56, up 12% vs. the year ago quarter

- GAAP ROA of 1.44% in 1Q
  - Operating ROA of 1.45%

- Quarterly dividend of $0.16 up 33% vs. last year

- Growth in tangible book per share of 15% vs. last year

- Annualized EOP loan growth of 7% for the quarter, excluding indirect auto runoff of $27 mm

- Core deposit transaction growth of $135 mm

Earnings Per Share



Return on Assets



Book Value Per Share [2]



Dividends Per Share



1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance
2) Excludes effect of acquisition-related intangibles and associated amortization

United
COMMUNITY BANKS, INC.®

Net Interest Revenue / Margin[1]

$ in millions



Chart:
- 1Q18: $103.3 — 3.80%
- 4Q18: $114.9 — 3.97%
- 1Q19: $115.6 — 4.10%

Legend:
- ■ Net Interest Revenue
- — Net Interest Margin

➤ Net interest revenue of $115.6 mm increased $0.8 mm (0.7%) vs. 4Q18 and $12.3 mm (12.0%) vs. 1Q18

  ➤ Benefit of organic loan growth, Navitas acquisition and a mix change towards loans from securities (EOP loans are up $110 mm from 4Q18)

➤ Net interest margin up 13 bps vs. 4Q18 impacted by

  ➤ Higher loan yield of 20 bps due to higher customer yields across multiple products
  ➤ Loan yield increase outpaced cost of funds increase by 9 bps
  ➤ Intentional balance sheet deleveraging added 6 bps to NIM
    ➤ Investment securities were reduced by $183 mm ($122 mm average) with offset in wholesale borrowings
  ➤ Accretable yield contributed $3.2 mm or 11 bps to 1Q19 NIM vs. 9 bps in 4Q18

➤ Net interest margin up 30 bps vs. 1Q18 due to higher interest rates, stable core deposit base and the impact of acquisitions

1) Net interest margin is calculated on a fully-taxable equivalent basis

Deposit Growth

Deposits by Category in millions	1Q 2018	2Q 2018	3Q 2018	4Q 2018	1Q 2019
Non-Interest Bearing Core					
Demand Deposit	$ 3,027	$ 3,068	$ 3,118	$ 3,048	$ 3,159
Interest Bearing Core					
NOW	1,225	1,204	1,200	1,193	1,203
MMDA	1,979	1,989	2,015	2,048	2,050
Savings	675	681	678	667	679
Total Interest Bearing Core	3,878	3,874	3,893	3,908	3,932
Total Core Trans Deposits	6,905	6,942	7,011	6,956	7,091
Time (Customer)	1,487	1,491	1,528	1,563	1,624
Public Funds (Customer)	1,190	1,089	1,139	1,331	1,260
Brokered	411	444	551	684	559
Total Deposits	$ 9,993	$ 9,966	$ 10,229	$ 10,534	$ 10,534

➤ Annualized end-of-period core transaction deposit growth of 8%

➤ Total deposits were flat vs. 4Q18 and up $541 million YoY

➤ $135 million of core transaction deposit growth was offset by a seasonal decrease in public funds and a decrease in brokered deposits related to the deleveraging strategy

➤ Our performance continues to be enhanced by the stability and strength of our core deposit base

United
COMMUNITY BANKS, INC.®

Deposits

Low-Cost Deposit Base

Cost of Total Deposits (bps) [1]



1Q19 cost of deposits moved to 62 bps and the deposit beta remained flat at 38%

KRX Peer

72 bps
54 bps
44 bps
33 bps
26 bps

Sufficient Liquidity to Support Future Growth

Loans / Deposits [1] [2] [3]



94%

81%

United Community Banks.

KRX Peer

Note: Peer comparison banks comprise the KBW Regional Bank Index (ticker: KRX)
1) Source: S&P Global Market Intelligence
2) United results as of 1Q19; KRX results as of 4Q18 (Source: S&P Global Market Intelligence)
3) United results based on EOP balances; KRX results based on EOP balances

Loans

$ in billions



■ C&I (1)	■ CRE
■ Comml Construction	■ Residential
■ Other Consumer	■ Equipment Finance

➢ Annualized linked quarter loan growth was $110 mm, or 5%; excluding the impact of planned indirect auto runoff of $27 mm, linked quarter loan growth was $137 mm, or 7% annualized

  ➢ Commercial Construction up $70 mm
  ➢ Equipment Financing up $41 mm

➢ Diversified portfolio, weighted towards C&I

➢ Well within regulatory guidance on construction and CRE levels

  ➢ The 100%/300% ratios stand at 78% and 203%, respectively

1) C&I includes commercial and industrial loans as well as owner-occupied CRE loans

United
COMMUNITY BANKS, INC.®

Fee Revenue

$ in millions



Legend: Service Charges, Other, Brokerage, Mortgage, SBA

- ➢ **Vs. Linked quarter, fees down $2.0 mm due to:**
  - ➢ Strong mortgage volume offset by $1.3 mm negative MSR mark; record number of mortgage locks up 23% in 1Q19 vs. 4Q18
  - ➢ SBA fees lower than last quarter due to expected seasonality and the strategic decision to hold more loan production on balance sheet

- ➢ **Vs. Last Year, fees down $1.4 mm to $21.0 mm**
  - ➢ Mortgage originations of $181 mm, down 6% year over year; locks up 8% in 1Q19 to $317 mm
  - ➢ 1Q19 SBA production of $37.6 mm, up 15% vs. 1Q18
  - ➢ 1Q19 SBA loan sales of $17.1 mm, down 23% from $22.2 mm in 1Q18

Expense Discipline

$ in millions



	1Q18	4Q18	1Q19	
	57.8% 55.8%	56.7% 55.8%	55.3% 54.8%	**Efficiency Ratio** [1]

■ GAAP

■ Operating [1]

- ➤ Linked quarter, GAAP and operating expenses decreased 3% and 2%, respectively
  - ➤ Salary and benefits expenses higher due to benefits expense and higher payroll taxes
  - ➤ Operating efficiency ratio improved 105 bps to 54.8%
  - ➤ Remaining expense categories mostly lower as 2018 cost control efforts materialize

- ➤ Market expansions and acquisitions drove year-over-year GAAP and operating expenses higher by 4% and 6%, respectively
  - ➤ Continued cost control efforts help drive 97 bps of operating efficiency ratio improvement

1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

U United COMMUNITY BANKS, INC.®

Credit Quality

Provision for Credit Losses
$ in millions



$3.8	$2.1	$3.3
1Q18	4Q18	1Q19

Net Charge-Offs as %
of Average Loans



0.08%	0.09%	0.15%
1Q18	4Q18	1Q19

Allowance for Loan Losses



0.75%	0.73%	0.73%
1Q18	4Q18	1Q19

Non-Performing Assets as %
of Total Assets



0.24%	0.20%	0.20%
1Q18	4Q18	1Q19

Capital Ratios

Holding Company	1Q18	4Q18	1Q19*
Common Equity Tier I Capital	11.3%	12.2%	12.4%
Tier I Risk-Based Capital	11.6	12.4	12.7
Total Risk-Based Capital	13.5	14.3	14.6
Leverage	9.1	9.6	9.9
Tangible Common Equity to Tangible Assets	8.7	9.3	9.8

- Profitability continues to provide significant capital ratio improvement each quarter
- All regulatory capital ratios significantly above "well-capitalized"
- Quarterly dividend of $0.16 per share (up 33% YoY)
- 1Q share repurchase activity equated to 305,000, or $7.8 mm at an average price $25.70
- All cash First Madison acquisition will lever 2Q ratios modestly

*1Q19 Capital Ratios are preliminary

United Community Banks, Inc.

Key Strengths

➢ Culture and business model that attracts both bankers and potential acquisition partners

➢ Positioned well in many of the South's fastest-growing markets

➢ Superior customer service helps drive great core deposit growth

➢ Well-developed credit model to drive consistent performance through cycles

➢ Liquid balance sheet and strong capital offer flexibility in a rising rate environment

Acquisition of First Madison Bank & Trust

Transaction Overview

- Announced February 5, 2019
- Expected closing in second quarter 2019
- 100% cash
  - $52 million transaction value
- 172% P/TBV
- Strategic fill-in with a well-established, high-performing community bank

Company Snapshot

- Assets: $258 million
- Loans: $202 million
- Deposits: $213 million
- NIM: 4.34%
- Offices: 4

Compelling Financial Returns

- Slightly accretive to projected 2019 EPS for its partial year contribution, excluding one-time merger charges
- $.05 accretive to projected 2020 EPS
- 2% dilutive to tangible book value per share
- Financial returns not dependent upon cost savings, which are < 20% of non-interest expenses



Silver City
Homer
Carnesville
Canton
Cumming
Commerce
Cartersville
Jefferson
Alpharetta
Kennesaw
Roswell
Duluth
Winder
Athens
Dunwoody
Dallas
Sandy Springs
Smyrna
North Atlanta
Tucker
Loganville
Watkinsville
Mableton
Stone Mountain
1686 ft
Atlanta
Redan
East Point
Social Circle
Conyers
Forest Park
Madison
Greensboro
Jonesboro
Jackson
Monticello
Eatonton

- Well established community bank located in the attractive Athens-Clarke County MSA
- Locally focused franchise that is a natural geographic extension of our existing footprint
- High performing partner leading to desirable financial returns

UCBI ▲ FMBT ●

Source: S&P Global Market Intelligence



Presentation Exhibits

Who We Are

Full-Service Regional Bank with a Strong Culture Rooted in Sound Credit Underwriting & Growth

Cultural Pillars

High-Quality Balance Sheet

- Underwriting conservatism and portfolio diversification
- Top quartile credit quality performance
- Prudent capital, liquidity and interest-rate risk management
- Focused on improving return to shareholders with increasing ROTCE and dividend growth

Profitability

- Managing a steady margin with minimal accretion income
- Fee revenue expansion through focused growth initiatives
- Continued operating expense discipline while investing in growth opportunities
- Executing on M&A cost savings
- High-quality, low-cost core deposit base

Growth

- Addition of Commercial Banking Solutions platforms (middle-market banking, SBA lending, senior care, income-property lending, asset-based lending, builder finance, renewable energy, equipment finance) and actively pursuing additional lending platforms
- Entered into and continue to target new markets with team lift-outs
- Continuous emphasis on and enhancement of Mortgage product offerings to drive loan and revenue growth
- Acquisitions that fit our footprint and culture and deliver desired financial returns

Customer Service Is at Our Foundation


U
UNITED
VALUABLE FRANCHISE
EQUIPMENT FINANCE
RENEWABLE ENERGY
BUILDER FINANCE
SENIOR CARE
MIDDLE MARKET
ASSET BASED
TREASURY MANAGEMENT
SBA
MORTGAGE SERVICES
INCOME PROPERTY
CLASS LEADING CORE FUNDING
GROWING METRO MARKETS
CONSERVATIVE CREDIT AND RISK CULTURE
30 COMMUNITY BANKS
LOCAL CEOS
TALENTED BANKERS
The Bank That SERVICE Built.®

United Community Banks, Inc.

AWARDS AND RECOGNITION

ACCOLADES

NAMED ONE OF
**AMERICA'S BEST
PERFORMING BANKS**
- FORBES MAGAZINE

ONE OF THE BEST BANKS
IN THE WORLD
- FORBES MAGAZINE

TOP-RANKING
IN OVERALL SATISFACTION IN THE SOUTH
- GREENWICH ASSOCIATES

BEST IN CLASS
IN CUSTOMER SATISFACTION
- CUSTOMER SERVICE PROFILES

**ONE OF AMERICA'S BEST
BANKS TO WORK FOR**
- AMERICAN BANKER

ONE OF ATLANTA AND
SOUTH CAROLINA'S
TOP WORKPLACES
- WORKPLACE DYNAMICS



Forbes | 2019
**BEST BANKS
IN AMERICA**
©2019, Forbes Media LLC. Used with permission.

Forbes 2019
**WORLD'S BEST
BANKS**
Powered by STATISTA


GREENWICH ASSOCIATES
Greenwich
Excellence
2018

AMERICAN BANKER
**BEST BANKS
TO WORK
FOR** 2018

CSP CUSTOMER SERVICE
PROFILES

**TOP
WORK
PLACES
2018**
AJC The Atlanta
Journal-Constitution

**TOP
WORK
PLACES
2018**
CHARLESTON
Columbia
Greenville

Who We Are
Focused on High-Growth MSAs in Southeast

Fastest Growing Southeast MSAs [1]	2019-2024 Proj. Population Growth	2019 Population	2024 Proj. Median Household Income
1. **Myrtle Beach, SC**	**9.66%**	**485,770**	**$55,203**
2. Cape Coral, FL	8.46%	757,170	$62,988
3. Orlando, FL	8.13%	2,589,416	$65,275
4. **Charleston, SC**	**8.11%**	**799,117**	**$70,920**
5. **Raleigh, NC**	**8.02%**	**1,366,959**	**$85,734**
6. Naples, FL	7.86%	381,728	$73,715
7. Lakeland, FL	7.55%	705,037	$54,996
8. North Port, FL	7.53%	825,378	$66,059
9. **Charlotte, NC**	**7.29%**	**2,591,118**	**$73,487**
10. Jacksonville, FL	6.92%	1,549,094	$67,247
17. **Atlanta, GA**	**6.52%**	**6,017,552**	**$77,092**
19. **Greenville, SC**	**6.18%**	**912,621**	**$62,654**
20. **Savannah, GA**	**6.15%**	**395,004**	**$68,589**
23. **Spartanburg, SC**	**5.93%**	**340,535**	**$55,507**

UCBI MSA Presence (Branch and or LPO)

Strong Demographic Profile [2]

'19 – '24 Proj. Population Growth



'19 – '24 Proj. Household Income Growth



Median Household Income



Note:
1) Includes MSAs with a population of greater than 300,000
2) Weighted by State deposits

New Loans Funded and Advances [1]

$ in millions

New Loans Funded and Advances



	1Q18	4Q18	1Q19
	$665.7	$868.3	$782.3

New Loans Funded and Advances by Category

	1Q19	4Q18	1Q18	Variance-Incr(Decr) 4Q18	Variance-Incr(Decr) 1Q18
Commercial & Industrial	$ 281.9	$ 351.6	$ 220.7	$ (69.7)	$ 61.2
Owner-Occupied CRE	70.7	80.8	67.1	(10.1)	3.6
Income-Producing CRE	108.8	103.1	70.2	5.7	38.6
Commercial Constr.	165.6	161.5	145.6	4.1	20.0
Total Commercial	627.0	697.0	503.6	(70.0)	123.4
Residential Mortgage	30.0	32.9	38.3	(2.9)	(8.3)
Residential HELOC	51.8	56.0	53.6	(4.2)	(1.8)
Residential Construction	57.4	66.3	54.4	(8.9)	3.0
Consumer	16.1	16.1	15.8	-	0.3
Total	$ 782.3	$ 868.3	$ 665.7	$ (86.0)	$ 116.6

New Loans Funded and Advances by Region

	1Q19	4Q18	1Q18	Variance-Incr(Decr) 4Q18	Variance-Incr(Decr) 1Q18
Atlanta	$ 136.9	$ 145.0	$ 121.1	$ (8.1)	$ 15.8
Coastal Georgia	54.1	27.1	39.3	27.0	14.8
North Georgia	62.2	60.2	60.2	2.0	2.0
North Carolina	80.6	77.0	35.9	3.6	44.7
Tennessee	17.8	53.9	28.8	(36.1)	(11.0)
Gainesville	17.8	28.0	10.9	(10.2)	6.9
South Carolina	121.6	159.3	131.4	(37.7)	(9.8)
Total Community Banks	491.0	550.5	427.6	(59.5)	63.4
Asset-based Lending	16.0	25.4	10.8	(9.4)	5.2
Commercial RE	21.5	34.8	33.7	(13.3)	(12.2)
Senior Care	37.3	33.1	36.1	4.2	1.2
Middle Market	24.0	23.6	6.9	0.4	17.1
SBA	37.6	46.7	32.7	(9.1)	4.9
Renewable Energy	0.8	5.6	8.5	(4.8)	(7.7)
Navitas	122.4	124.5	65.3	(2.1)	57.1
Builder Finance	31.7	24.1	44.1	7.6	(12.4)
Total Commercial Banking Solutions	291.3	317.8	238.1	(26.5)	53.2
Total	$ 782.3	$ 868.3	$ 665.7	$ (86.0)	$ 116.6

1) Represents new loans funded and net loan advances (net of payments on lines of credit)

United COMMUNITY BANKS, INC.®

Commercial RE Diversification – 3/31/2019

Commercial Construction
in millions

	Committed		Outstanding	
Assisted Living/Nursing Home/Rehab Cntr	$ 326	22.7 %	$ 169	19.5 %
Multi-Residential Properties	236	16.5	97	11.2
Residential Construction in Process: SPEC	133	9.3	81	9.4
Office Buildings	92	6.4	68	7.8
Hotels Motels	82	5.7	54	6.2
Retail Building	72	5.0	39	4.5
Residential Construction in Process: PRESOLD	66	4.6	42	4.9
Other Properties	60	4.2	40	4.6
Residential Land Development - Lots Already Developed in Hands of Builders	59	4.1	54	6.2
Vacant (Improved)	52	3.6	45	5.3
Residential Land Development - Subdivisions in Process	42	2.9	29	3.4
Warehouse	41	2.8	35	4.0
Raw Land - Vacant (Unimproved)	40	2.8	34	3.9
Self Storage	30	2.1	12	1.4
Mfg Facility	23	1.6	9	1.0
Restaurants /Franchise Fast Food / Franchise Other	17	1.2	12	1.3
Residential Raw Land in the Hands of Builders/Developers	14	1.0	13	1.5
Commercial Land Development	9	0.6	9	1.1
Churches	8	0.6	8	0.9
Negative Pledge	8	0.6	0	0.0
All Other	25	1.7	16	1.9
Total Commercial Construction	$ 1,435	100 %	$ 866	100 %

Commercial Real Estate – Income Producing
in millions

	Committed		Outstanding	
Office Buildings	$ 457	23.2 %	$ 416	22.2 %
Retail Building	347	17.6	329	17.6
Assisted Living/Nursing Home/Rehab Cntr	217	11.0	209	11.2
Investor Residential	187	9.5	182	9.7
Hotels Motels	182	9.3	177	9.5
Warehouse	175	8.9	170	9.1
Multi-Residential Properties	123	6.3	114	6.1
Other Properties	80	4.1	78	4.2
Self Storage	61	3.1	59	3.2
Restaurants /Franchise Fast Food / Franchise Other	52	2.7	50	2.7
Mfg Facility	25	1.3	25	1.4
Convenience Stores	21	1.1	20	1.1
Leasehold Property	15	0.8	15	0.8
Automotive Service	8	0.4	8	0.4
Mobile Home Parks	7	0.3	6	0.3
Automotive Dealership	4	0.2	4	0.2
All Other	5	0.2	5	0.3
Total Commercial Real Estate - Income Producing	$ 1,966	100 %	$ 1,867	100 %

Outstanding Average Loan Size
(in thousands)



- Commercial Construction — $413
- Commercial RE:
  - Composite CRE — 443
  - Owner-Occupied — 365
  - Income-Producing — 544

Committed Average Loan Size
(in thousands)



- Commercial Construction — $683
- Commercial RE:
  - Composite CRE — 470
  - Owner-Occupied — 391
  - Income-Producing — 573

United COMMUNITY BANKS, INC.®

Strong Credit Culture

1. Process Change
- In 2014, centralized and streamlined consumer underwriting and related functions
- Significantly strengthened commercial process for approvals and monitoring

2. Add Significant Talent
- CEO with deep knowledge and experience in credit
- 2015 Rob Edwards brought in to lead team (BB&T, TD Bank)
- Senior credit risk team now has large bank credit risk experience

5. Concentration Management: Product
- Construction/CRE ratio = 78%/203%
- C&D > 30% in cycle, now 13.6%
- Land in C&D $244 mm and shrinking
- Navitas 7.14% of loans
- Granular product concentration limits

BUILT TO OUTPERFORM IN THE NEXT CYCLE

3. Concentration Management: Size
- In house project lending limit of $20 mm, legal lending limit of $332 mm
- Relationship limit of $35 mm
- $133 mm of SNC's outstanding, $190 mm committed
- Top 25 relationships = $628 mm, 7.4 % of total loans

4. Concentration Management: Geography
- Four state franchise with mix of metro and rural markets

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q18 (1)	2Q18 (1)	3Q18 (1)	4Q18 (1)	1Q19 (1)
Net Income					
Net income - GAAP	$ 37,658	$ 39,634	$ 43,682	$ 45,137	$ 44,262
Merger-related and other charges	2,646	2,873	592	1,234	739
Tax benefit on merger-related and other charges	(628)	(121)	(141)	(604)	(172)
Net income - Operating	$ 39,676	$ 42,386	$ 44,133	$ 45,767	$ 44,829
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ 0.47	$ 0.49	$ 0.54	$ 0.56	$ 0.55
Merger-related and other charges	0.03	0.04	0.01	0.01	0.01
Diluted earnings per share - Operating	0.50	0.53	0.55	0.57	0.56
Return on Assets					
Return on assets - GAAP	1.26 %	1.30 %	1.41 %	1.43 %	1.44 %
Merger-related and other charges	0.07	0.09	0.01	0.02	0.01
Return on assets - Operating	1.33 %	1.39 %	1.42 %	1.45 %	1.45 %
Book Value per share					
Book Value per share - GAAP	$ 17.02	$ 17.29	$ 17.56	$ 18.24	$ 18.93
Effect of goodwill and other intangibles	(4.06)	(4.04)	(4.02)	(4.00)	(4.00)
Tangible book value per share	$ 12.96	$ 13.25	$ 13.54	$ 14.24	$ 14.93

1) Merger-related and other charges for 1Q19, 4Q18, 3Q18, 2Q18 and 1Q18 include $193 thousand, $269 thousand, $478 thousand, $593 thousand and $593 thousand, respectively, of intangible amortization resulting from payments made to executives under their change of control agreements. The resulting intangible assets are being amortized over 12 to 24 months.

United
COMMUNITY BANKS, INC.®

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q18		2Q18		3Q18		4Q18		1Q19	
	(1)		(1)		(1)		(1)		(1)	
Return on Tangible Common Equity										
Return on common equity - GAAP	11.11	%	11.20	%	11.96	%	12.08	%	11.85	%
Effect of merger-related and other charges	0.60		0.77		0.13		0.17		0.15	
Return on common equity - Operating	11.71		11.97		12.09		12.25		12.00	
Effect of goodwill and intangibles	3.55		3.82		3.72		3.63		3.46	
Return on tangible common equity - Operating	15.26	%	15.79	%	15.81	%	15.88	%	15.46	%
Expenses										
Expenses - GAAP	$ 73,475		$ 76,850		$ 77,718		$ 78,242		$ 76,084	
Merger-related and other charges	(2,646)		(2,873)		(592)		(1,234)		(739)	
Expenses - Operating	$ 70,829		$ 73,977		$ 77,126		$ 77,008		$ 75,345	
Efficiency Ratio										
Efficiency Ratio - GAAP	57.83	%	57.94	%	56.82	%	56.73	%	55.32	%
Merger-related and other charges	(2.08)		(2.17)		(0.43)		(0.90)		(0.54)	
Efficiency Ratio - Operating	55.75	%	55.77	%	56.39	%	55.83	%	54.78	%

1) Merger-related and other charges for 1Q19, 4Q18, 3Q18, 2Q18 and 1Q18 include $193 thousand, $269 thousand, $478 thousand, $593 thousand and $593 thousand, respectively, of intangible amortization resulting from payments made to executives under their change of control agreements. The resulting intangible assets are being amortized over 12 to 24 months.

